SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


10015557


SEC MAIL
RECEIVED
PROCESSING
APR 19 2010
SECTION
WASH. DC
200

April 12, 2010

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published April 9, 2010.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
April 9, 2010	Press Release	Skanska to construct power plants in Norway for NOK 254 M, approximately SEK 310 M	law and by the listing agreement with Stockholm Stock Exchange

dlw 4/22

File Number 82-34932

SKANSKA

Press Release

April 9, 2010
08:30 am CET

Skanska to construct power plants in Norway for NOK 254 M, approximately SEK 310 M

Skanska has been commissioned to construct two hydropower plants in Høyanger Municipality, Sognefjorden, in western Norway. The contract amounts to NOK 254 M, approximately SEK 310 M, which will be included in order bookings for the second quarter of 2010. The client is the Norwegian power company, Statkraft.

The contract pertains to construction and civil engineering work on the two new power plants, Eiriksdal and Makkoren, which will have a combined capacity of 340 GWh. The power plants will be constructed in the mountain to capitalize on the natural vertical fall in the Høgsvatnet and Daleelva rivers. The project also includes two road bridges. The new power plants will replace three older plants.

The site work will commence immediately and the projects are scheduled for completion in three years.

Skanska Norway focuses on construction and civil engineering operations. The unit has about 4,000 employees. In 2009, Skanska Norway generated revenues of approximately SEK 11.2 billion. In Norway, Skanska is also active in the development of residential projects and Public Private Partnership, PPP, projects.



For further information please contact:

Geir Linge, Communications Manager, Skanska Norway, tel +47 92 25 11 25.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.